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                              August 24, 2020

       Nick Tressler
       Chief Financial Officer
       Senseonics Holdings, Inc.
       20451 Seneca Meadows Parkway
       Germantown, Maryland 20876-7005

                                                        Re: Senseonics
Holdings, Inc.
                                                            PRE14A filed August
19, 2020
                                                            File No. 001-37717

       Dear Mr. Tressler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRE14A filed August 19, 2020

       Proposal No. 2, page 10

   1. Please expand your disclosure to discuss the potential anti-takeover effect of the increase in the number of
authorized shares that would be available as a result of the approval of
                                                        Proposal 2.
       Reasons for the Increase in Authorized Shares and Risks to Stockholders of Not Approving this
       Proposal No. 2 , page 11

   2. We note the disclosure on page 11 regarding your reasons for the increase in authorized shares, namely the
desire of your Board of Directors to have additional shares available to provide flexibility to
use your capital stock for business and financial purposes in the future and to be able
to act quickly if market conditions are favorable. Please revise your disclosure to clearly
state whether you have any current plans, arrangements or
                                                        understandings, whether
written or oral, relating to the issuance of the additional
                                                        authorized shares of
common stock that will become available as a result of the proposed
 Nick Tressler
Senseonics Holdings, Inc.
August 24, 2020
Page 2
      amendment, or if none, so state.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Crotty at (202) 551-7614 or Celeste Murphy at (202) 551-3257 with any questions.



                                                          Sincerely,
FirstName LastNameNick Tressler
                                                          Division of
Corporation Finance
Comapany NameSenseonics Holdings, Inc.
                                                          Office of Life
Sciences
August 24, 2020 Page 2
cc:       Mark Ballantyne
FirstName LastName